
05010890
CATHAY PACIFIC

Cathay Pacific Airways Limited

2005 Interim Report

SWIRE


Cathay Pacific
Dragonair
Air Hong Kong

Contents

Corporate information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

Investor relations

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
T 2747 5210 F 2810 6563

Cathay Pacific's main Internet address is http://www.cathaypacific.com



This interim report is printed on recycled paper Design by Sedgwick Richardson

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to 92 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946. We continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a global transportation hub. In addition to our fleet of wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport. Cathay Pacific and its subsidiaries and associates employ over 22,000 staff in Hong Kong. The airline's two major shareholders are both Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.

Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asian region. Cathay Pacific is also a shareholder in Hong Kong Dragon Airlines Limited and Air China Limited.

We are a founding member of the **one**world global alliance whose combined network serves over 600 destinations worldwide.

FINANCIAL AND OPERATING HIGHLIGHTS

Group Financial Statistics

		Six months ended 30th June		
		2005	2004	**Change**
Results				
Turnover	*HK$ million*	**23,884**	19,659	**+21.5%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**1,670**	1,771	**-5.7%**
Earnings per share	*HK cents*	**49.5**	52.8	**-6.3%**
Dividend per share	*HK cents*	**20.0**	20.0	**–**
Profit margin	*%*	**7.8**	9.7	**-1.9%pt**

		30th June 2005	31st December 2004	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**33,827**	32,855	**+3.0%**
Net borrowings	*HK$ million*	**11,288**	11,187	**+0.9%**
Shareholders' funds per share	*HK$*	**10.0**	9.8	**+2.0%**
Net debt/equity ratio	*Times*	**0.33**	0.34	**-0.01 times**

Operating Statistics – Cathay Pacific

		Six months ended 30th June		
		2005	2004	**Change**
Available tonne kilometres ("ATK")	*Million*	**8,446**	7,493	**+12.7%**
Passengers carried	*'000*	**7,333**	6,404	**+14.5%**
Passenger load factor	*%*	**78.1**	76.1	**+2.0%pt**
Passenger yield	*HK cents*	**47.2**	45.7	**+3.3%**
Cargo carried	*'000 tonnes*	**518**	470	**+10.2%**
Cargo and mail load factor	*%*	**65.9**	68.7	**-2.8%pt**
Cargo and mail yield	*HK$*	**1.75**	1.72	**+1.7%**
Cost per ATK	*HK$*	**2.19**	2.07	**+5.8%**
Cost per ATK without fuel	*HK$*	**1.58**	1.62	**-2.5%**
Aircraft utilisation	*Hours per day*	**12.6**	11.7	**+7.7%**
On-time performance	*%*	**86.9**	91.2	**-4.3%pt**

The Group made a profit attributable to shareholders of HK$1,670 million in the first six months of the year. This contrasts with HK$1,771 million profit recorded during the same period last year when the average price of fuel into plane was US$46 per barrel; this has increased to US$65 per barrel and fuel now represents 27.9% of the airline's total net operating costs, up from 21.8% last year. Turnover was HK$23,884 million, HK$4,225 million higher than last year, while the number of passengers increased by nearly a million to 7.3 million and cargo carried increased by 48,011 tonnes to 517,920 tonnes.

The high fuel price at present shows no sign of correction and our reduced hedging further exposes us to higher costs should the current trend continue. Our net fuel cost across the Group totalled HK$5,257 million, HK$1,822 million more than in the same period last year. Passenger and cargo fuel surcharges only partially offset the additional fuel cost. Nevertheless it is encouraging that the unit cost excluding fuel fell 2.5% due to ongoing efforts to reduce overheads and raise productivity.

Demand for passenger services increased at 2.9% above the capacity growth of 12.2%. Passenger yield was HK¢47.2, compared to HK¢45.7 last year. Front end demand was strong, particularly on long haul services. Cargo demand out of Hong Kong remained strong. Cargo yield was HK$1.75, up from HK$1.72 last year.

Our fleet expanded with the delivery of a Boeing 747-400 freighter, one B777-300 and two Airbus 330-300 passenger aircraft. A further A330-300 aircraft was delivered in July. In April, work commenced on our first B747-400 passenger-to-freighter conversion. The converted aircraft will enter service with the airline in December. We are to convert six B747-400 "Special Freighters" between now and 2007 and have options on six more. Three second hand B747-400 passenger aircraft will be refitted and introduced into service by the end of the year.

Plans to expand our long haul passenger fleet beyond 2007 have moved forward with requests for commercial proposals being made to Airbus, Boeing, engine manufacturers and leasing companies for an order of either A340-600 or B777-300ER aircraft.

This year, we commenced freighter services to Shanghai, now at 12 times a week, and a thrice weekly service to Xiamen. Seven more passenger flights to Beijing, now at 14 times a week, and a third daily non-stop flight to Los Angeles were added in our summer schedule. Additional services have also been added to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth. Later this year we will inaugurate new freighter services to Atlanta and Dallas and a fourth daily passenger service to London.

We further cemented our strategic partnership with Air China by signing accords to codeshare on flights to and from Beijing and to participate in our frequent flyer programmes.

While forward bookings are encouraging the high price of fuel, which could yet dampen world growth, may make it difficult for us to achieve a similar result in the second half. This year we have already won a number of major international service awards, including the Airline of the Year 2005; delivering superior service and value for money remains our focus as we continue to expand our network and strengthen Hong Kong as a global aviation hub.

David Turnbull
Chairman
Hong Kong, 10th August 2005

Cathay Pacific's revenue increased, but so too did costs as the price of fuel continued to rise. However we continued to expand our fleet and our network, whilst maintaining profitable growth.

Growing network and expanding fleet

- We took delivery of a new B747-400 freighter, one B777-300 and two A330-300 regional passenger aircraft.
- By mid-year our operational fleet consisted of 91 all-widebody aircraft, including 13 freighters. Outstanding orders are for four more new A330-300s and one B777-300.
- Eight used B747-400 aircraft, reconfigured either as freighter or passenger aircraft, will join the fleet by 2007.
- We are considering acquiring either A340-600 or B777-300ER aircraft to meet our long haul passenger fleet requirements beyond 2007.
- We now serve Beijing 14 times a week, operate three weekly services to Xiamen and 12 freighter services a week to Shanghai.
- A codeshare agreement on passenger services between Hong Kong and Beijing was signed with Air China and will come into effect in the third quarter.
- We now operate three daily non-stop services to Los Angeles.
- A fourth daily non-stop service to London will commence on 1st December.
- We added a fourth weekly flight to Perth. Amsterdam and Johannesburg became daily services and Ho Chi Minh City is now a double daily operation.
- Nagoya has another seven services a week in addition to its double daily schedule. Frankfurt is served by three more flights a week and Denpasar by a further four.
- New freighter services to Atlanta and Dallas will commence in November.
- AHK Air Hong Kong ("AHK") has confirmed orders for two A300-600 freighters for delivery in June and July 2006.

Award winning products and services

- We were voted "Airline of the Year 2005" in the Skytrax Research poll of more than 12 million passengers around the world.
- We were awarded the "Best Airline Asia" and "Best First Class" in the same poll. Our Hong Kong lounges, The Wing and The Pier, also came top in separate 2005 Best Airline Lounge ratings for First and Business Class facilities.
- We were named "Best Inflight Travel Retailer in Asia/Pacific" in the Raven Fox Awards for Travel Retail Excellence.
- *Reader's Digest Asia* gave us a "Platinum SuperBrand Award" in recognition of our outstanding quality and customer service.
- *The Asian Wall Street Journal* named us Hong Kong's Leading Company.
- We were awarded three Gold and one Bronze medals by the Hong Kong Association for Customer Service Excellence.

Fleet profile

	Number as at 30th June 2005				Firm orders				Expiry of operating leases					
		Leased												
Aircraft type	Owned	Finance	Operating	Total	'05	'06	'07	Total	'06	'07	'08	'11	'12	Options
Aircraft operated by Cathay Pacific														
B747-400	17	2	3	**22**[a]	1	4		**5**		1	1		1	
B747-200F	4	3		**7**										
B747-400F	2	4		**6**										
B777-200	1	4		**5**										
B777-300	1	10		**11**		1		**1**						3[b]
A330-300		23	2	**25**	1[c]	1	2	**4**				2		
A340-300		11	4	**15**					3	1				
A340-600			3	**3**						2	1			
Total	25	57	12	**94**	2	6	2	**10**	3	4	2	2	1	3
Aircraft operated by AHK														
A300-600F	2	4		**6**		2		**2**						

(a) *Includes three aircraft under reconfiguration and not operating.*
(b) *Operating lease options expire in 2007 and are for any B777 model.*
(c) *Aircraft is on an operating lease.*

Pioneer in technology

- Web sites for customers and sales agencies were upgraded with new features and improved response times.
- We are now able to issue e-tickets on all our **one**world partners' flights, and they on ours, making **one**world the first alliance to offer this service. IATA has set an industry target for all tickets to be e-tickets by 2007. We are leading the way.
- Self-service Internet check-in is rapidly increasing in popularity and is now available in most countries.
- We are also developing self-service facilities for staff to improve convenience and productivity.
- As wireless and mobile connectivity become more widespread we are rolling out more features using this technology.
- We continue to invest in infrastructure and systems to support the business demands of our growing airline.

Dedicated staff

- Cathay Pacific now employs 15,400 staff in 30 countries and territories, 11,100 of whom are based in Hong Kong. Together with our subsidiaries and associates we employ over 22,000 staff in Hong Kong.
- We plan to hire 1,550 new Hong Kong based staff in 2005, including 1,200 cabin crew, 200 ground staff and 150 pilots. So far we have hired 500 cabin crew, 80 ground staff and 40 pilots.
- We review our human resources and remuneration policy regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Contribution to the Hong Kong community

- Our second "I Can Fly" aviation and community service initiative commenced in May as 1,000 Hong Kong young people joined the 15-month programme that encourages them to reach for their dreams.
- We were the title sponsor for the Cathay Pacific International Chinese New Year Night Parade for the seventh consecutive year.
- We were also title sponsor for sporting events, including the Rugby World Cup Sevens and Cathay Pacific International Races.
- Our tradition of bringing theatrical entertainment to the city continued with the staging of Saturday Night Fever. Aspiring local actors were given an insight into professional acting life with our Saturday Night Fever Masterclass.
- The Company and staff assisted Indian Ocean tsunami victims by raising more than HK$7 million for the Hong Kong Red Cross through our Cathay Pacific Southeast Asia Disaster Relief Fund. The Company donated an initial HK$1 million, then matched every staff donation dollar for dollar.
- The eleventh Cathay Pacific International Wilderness Experience took 51 young people from Hong Kong and around the region on an educational safari to South Africa to learn more about ecology and protection of the environment.
- We continued to be the main sponsor for the Life Education Activity Programme (LEAP), which teaches Hong Kong students about the dangers of drug and substance abuse. Cathay Pacific has backed LEAP since 1994.

Environment

- Our 2004 Environmental Report is now available on the Cathay Pacific web site in English and Chinese.
- The report documents progress made against commitments in the 2003 Environmental Report and outlines future objectives and actions, including commitments in areas of fuel consumption, climate change, local air quality, aircraft noise and waste management.
- The 2003 Environmental Report received a Commendation for Environmental Reporting by the Association of Chartered Certified Accountants.

Cathay Pacific Airways Limited

Passenger services

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2005	2004	Change	2005	2004	Change	Change
North Asia	**6,365**	6,015	**+5.8%**	**69.6**	61.5	**+8.1%pt**	**+2.8%**
South West Pacific and South Africa	**7,310**	5,886	**+24.2%**	**72.6**	72.1	**+0.5%pt**	**-2.9%**
Europe	**7,593**	7,490	**+1.4%**	**87.3**	81.1	**+6.2%pt**	**+1.6%**
South East Asia and Middle East	**8,352**	7,619	**+9.6%**	**72.6**	72.3	**+0.3%pt**	**-0.8%**
North America	**9,915**	8,240	**+20.3%**	**85.2**	88.7	**-3.5%pt**	**+13.2%**
Overall	**39,535**	35,250	**+12.2%**	**78.1**	76.1	**+2.0%pt**	**+3.3%**

- Passenger revenue increased 18.8% year-on-year, compared with a corresponding 12.2% capacity growth.
- In the first six months of 2005 we carried 7.3 million passengers, up from 6.4 million in the same period last year.
- Passenger yield was HK¢47.2, compared to HK¢45.7 a year ago. Our overall load factor was 78.1% compared to 76.1% last year.
- Demand among business travellers remained strong, particularly on long haul services to Europe and North America.
- The Indian Ocean tsunami had only a marginal net impact on our business as we do not directly serve the resorts most affected. Regional leisure traffic diverted to cities in North Asia.
- We now operate three daily non-stop services to Los Angeles. We added more services to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth.
- Our third daily service to Sydney has been well supported although additional capacity on the route has diluted yields.
- Demand from business travellers to Beijing continued to grow.
- The launch of our Xiamen service in February has been well received.
- Competition within South East Asia remained keen. Regional budget carriers had most impact on intra-regional flights, such as those between Bangkok and Singapore and Singapore and Jakarta.

Cargo services

	ATK (million)			Load factor (%)			Yield
	2005	2004	Change	2005	2004	Change	Change
Cathay Pacific	**4,685**	4,140	**+13.2%**	**65.9**	68.7	**-2.8%pt**	**+1.7%**

- In the first six months of the year we carried 517,920 tonnes of freight, a 10.2% increase on the same period last year.
- Cargo ATKs increased 13.2%, the average load factor decreased to 65.9% and yield increased to HK$1.75.
- Revenue increased 10.3% with strong export growth on trunk routes to Europe and the United States.
- Demand out of Hong Kong remained strong with continued growth in re-exports from Southern China.
- Weak exports from Australia and Europe exacerbated traditional directional imbalances on return flights, reducing loads and diluting yields.
- We launched a daily B747-200 freighter service to Shanghai, which was increased to 12 services a week with an A300-600 leased from subsidiary cargo carrier AHK.
- Overnight express operations on behalf of DHL began to Beijing and Nagoya in March and April. New freighter services to Atlanta and Dallas will be launched in November.
- A new B747-400 freighter joined our fleet in February. Our first converted B747-400 "Special Freighter" will enter service in December.
- AHK now operates a fleet of six A300-600 freighters and has confirmed orders for two more for delivery in June and July 2006.

Review of subsidiary and associated companies

AHK Air Hong Kong Limited ("AHK")

- AHK operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.
- In February and March, AHK took delivery of new A300-600 freighters, increasing the fleet size to six.
- As a result of the network expansion, capacity increased by 71.5%. Load factor decreased by 3.4 percentage points while yield increased by 4.1% with the airline focusing on regional express cargo market. The company recorded a satisfactory profit in the first half of 2005.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS recorded a satisfactory interim profit due to increased meal volumes. The kitchen produced 52,600 meals a day on average, representing a growth of 14%. A new record one day volume of 66,917 meals was achieved on 29th April 2005. The profit margin declined as customer airlines mounted cost saving campaigns to compensate for high fuel prices.
- The profits of the overseas kitchens were on the whole encouraging, while the result of the Vietnam operation was adversely affected by the reoccurrence of avian flu.

Hong Kong Airport Services Limited ("HAS")

- HAS recorded a healthy growth in revenue and interim profit with increased traffic through Hong Kong International Airport ("HKIA").
- A continuing focus on cost reduction and productivity improvement has resulted in a solid first half performance.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO achieved a record interim profit of HK$289 million, representing a 25% increase from 2004.
- Continuous growth in aircraft traffic through HKIA gave rise to higher line maintenance business while the demand for heavy maintenance continued to be high.
- Contribution from HAECO's jointly controlled companies, namely Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") and Hong Kong Aero Engine Services Limited, also increased.
- The construction of the new two-storeyed office on the cargo apron and the second hangar at the HKIA are scheduled to open in early 2006 and 2007 respectively. The fourth hangar in Xiamen will start operations in November 2005. An agreement was also signed with the government of Xiamen to build TAECO's fifth hangar which is scheduled for completion in 2007.

Hong Kong Dragon Airlines Limited ("Dragonair")

- Dragonair recorded a much reduced interim result than 2004 due to the increasing fuel price.
- Passenger revenue increased with the airline carrying 2.4 million passengers, 15.5% more than last year. Passenger load factor increased by 2.8 percentage points and passenger yield slightly decreased.
- The airline carried 179,931 tonnes of cargo during the period, a 21.8% increase from last year, as cargo demand remained robust. Cargo load factor decreased by 2.5 percentage points while cargo yield remained stable.
- Dragonair started its first trans-Pacific freighter service to New York in April 2005. The airline also expanded the codeshare agreement with Air China to cover Beijing, Hangzhou and Wuhan. Together with Chengdu, Chongqing, Dalian and Tianjin, the codeshare agreement now covers seven cities in Mainland China.
- Two operating leased A330s and one owned A320 joined the fleet in the first six months. Dragonair now has a fleet of 33 aircraft. Another operating leased A330 will be delivered in October 2005.
- Dragonair celebrated its 20th anniversary in May 2005.

Turnover

	Group		Cathay Pacific	
	Six months ended 30th June		Six months ended 30th June	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Passenger services	**14,660**	12,341	**14,660**	12,341
Cargo services	**5,981**	5,251	**5,394**	4,891
Catering, other services and recoveries	**3,243**	2,067	**2,637**	1,512
Turnover	**23,884**	19,659	**22,691**	18,744

- Passenger turnover increased at 6.6% above the 12.2% increase in capacity.
- Cathay Pacific's cargo operation recorded a healthy growth of 10.3% in turnover and a 13.2% increase in capacity as demand for cargo services out of Hong Kong remained strong.
- Catering, other services and recoveries increased by 56.9% with healthy growth in other aviation related businesses.

Operating expenses

Net operating expenses after deduction of Group recoveries HK$2,597 million (2004: HK$1,474 million) and of Cathay Pacific recoveries HK$2,637 million (2004: HK$1,512 million) are analysed as follows:

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2005 HK$M	2004 HK$M	**Change**	**2005 HK$M**	2004 HK$M	**Change**
Staff	**4,581**	4,255	**+7.7%**	**4,149**	3,871	**+7.2%**
Inflight service and passenger expenses	**866**	749	**+15.6%**	**866**	749	**+15.6%**
Landing, parking and route expenses	**2,850**	2,674	**+6.6%**	**2,780**	2,615	**+6.3%**
Fuel	**5,257**	3,435	**+53.0%**	**5,151**	3,385	**+52.2%**
Aircraft maintenance	**1,891**	1,652	**+14.5%**	**1,862**	1,610	**+15.7%**
Aircraft depreciation and operating leases	**2,389**	2,115	**+13.0%**	**2,319**	2,041	**+13.6%**
Other depreciation and operating leases	**398**	405	**-1.7%**	**301**	299	**+0.7%**
Commissions	**273**	272	**+0.4%**	**273**	272	**+0.4%**
Others	**647**	398	**+62.6%**	**586**	371	**+58.0%**
Net operating expenses	**19,152**	15,955	**+20.0%**	**18,287**	15,213	**+20.2%**
Net finance charges	**210**	316	**-33.5%**	**171**	310	**-44.8%**
Total net operating expenses	**19,362**	16,271	**+19.0%**	**18,458**	15,523	**+18.9%**

Operating expenses (continued)

- Staff cost increased due to the increased staff numbers and backdated salary payments to cabin crew.
- Inflight service and passenger expenses rose due to a 14.5% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of the rise in the fuel price and increased consumption from additional flights.
- Aircraft maintenance increased as a result of the larger operating fleet.
- Cost per ATK increased by 5.8% while the cost per ATK without fuel decreased by 2.5%.

Financial position

- Additions to fixed assets were HK$3,031 million, comprising HK$2,976 million for aircraft and related equipment and HK$55 million for other equipment.
- Borrowings increased by 1.9% to HK$23,067 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 56% at fixed rates of interest.
- Liquid funds, 74% of which is denominated in US dollars, increased by 2.7% to HK$11,787 million.
- Net borrowings increased by 0.9% to HK$11,288 million.
- Funds attributable to Cathay Pacific shareholders increased by 3.0% to HK$33,827 million whilst the net debt/equity ratio decreased to 0.33 times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2004 annual report.

Independent review report to the Board of Directors of Cathay Pacific Airways Limited

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 11 to 24.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" ("SAS 700") issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our review was limited as explained below.

A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

The scope of our review was limited because the Company's interim financial report for the period ended 30th June 2004 was neither reviewed in accordance with SAS 700 nor audited and consequently we were unable to perform a review of the comparatives in accordance with SAS 700.

Modified review conclusion arising from limitation of review scope

On the basis of our review which does not constitute an audit, with the exception of the possible adjustments to the information for the comparative period ended 30th June 2004 that might have been determined to be necessary had the above limitation not existed, we are not aware of any material modifications that should be made to the interim financial report for the period ended 30th June 2005.

KPMG
Certified Public Accountants
Hong Kong, 10th August 2005

Consolidated Profit and Loss Account

for the six months ended 30th June 2005 – Unaudited

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
Turnover					
Passenger services		**14,660**	12,341	**1,879**	1,582
Cargo services		**5,981**	5,251	**767**	673
Catering, other services and recoveries		**3,243**	2,067	**416**	265
Total turnover	2	**23,884**	19,659	**3,062**	2,520
Expenses					
Staff		**(4,581)**	(4,255)	**(587)**	(545)
Inflight service and passenger expenses		**(985)**	(837)	**(126)**	(107)
Landing, parking and route expenses		**(3,314)**	(3,029)	**(425)**	(388)
Fuel		**(6,655)**	(3,839)	**(853)**	(492)
Aircraft maintenance		**(1,891)**	(1,652)	**(243)**	(212)
Aircraft depreciation and operating leases		**(2,400)**	(2,126)	**(308)**	(273)
Other depreciation and operating leases		**(398)**	(405)	**(51)**	(52)
Commissions		**(273)**	(272)	**(35)**	(35)
Others		**(1,252)**	(1,014)	**(161)**	(130)
Operating expenses		**(21,749)**	(17,429)	**(2,789)**	(2,234)
Operating profit	3	**2,135**	2,230	**273**	286
Finance charges		**(786)**	(827)	**(101)**	(106)
Finance income		**576**	511	**74**	66
Net finance charges	4	**(210)**	(316)	**(27)**	(40)
Share of profits of associated companies		**160**	151	**21**	19
Profit before tax		**2,085**	2,065	**267**	265
Taxation	5	**(335)**	(250)	**(43)**	(32)
Profit for the period		**1,750**	1,815	**224**	233
Profit attributable to					
Cathay Pacific shareholders		**1,670**	1,771	**214**	227
Minority interests		**80**	44	**10**	6
		1,750	1,815	**224**	233
Dividends					
Interim declared	6	**676**	674	**87**	86
Earnings per share					
Basic	7	**49.5¢**	52.8¢	**6.3¢**	6.8¢
Diluted	7	**49.3¢**	52.5¢	**6.3¢**	6.7¢
Dividend per share	6	**20.0¢**	20.0¢	**2.6¢**	2.6¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 24 form part of these accounts.

Consolidated Balance Sheet

at 30th June 2005 – Unaudited

	Note	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 US$M	31st December 2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**51,239**	50,259	**6,569**	6,443
Intangible assets	9	**258**	348	**33**	45
Investments in associated companies		**1,733**	1,743	**223**	223
Other long-term receivables and investments		**5,547**	5,589	**711**	717
		58,777	57,939	**7,536**	7,428
Long-term liabilities		**(26,639)**	(27,698)	**(3,415)**	(3,551)
Related pledged security deposits		**9,056**	10,036	**1,161**	1,287
Net long-term liabilities	10	**(17,583)**	(17,662)	**(2,254)**	(2,264)
Retirement benefit obligations		**(94)**	(102)	**(12)**	(13)
Deferred taxation		**(7,445)**	(7,280)	**(955)**	(934)
		(25,122)	(25,044)	**(3,221)**	(3,211)
Net non-current assets		**33,655**	32,895	**4,315**	4,217
Current assets and liabilities					
Stock		**616**	524	**79**	67
Trade and other receivables	11	**5,889**	5,347	**755**	686
Liquid funds		**11,787**	11,474	**1,511**	1,471
		18,292	17,345	**2,345**	2,224
Current portion of long-term liabilities		**(7,252)**	(7,096)	**(930)**	(910)
Related pledged security deposits		**1,768**	2,127	**227**	273
Net current portion of long-term liabilities	10	**(5,484)**	(4,969)	**(703)**	(637)
Trade and other payables	12	**(7,330)**	(7,163)	**(940)**	(919)
Unearned transportation revenue		**(3,459)**	(3,622)	**(443)**	(464)
Taxation		**(1,645)**	(1,497)	**(211)**	(192)
		(17,918)	(17,251)	**(2,297)**	(2,212)
Net current assets		**374**	94	**48**	12
Net assets		**34,029**	32,989	**4,363**	4,229
CAPITAL AND RESERVES					
Share capital	13	**676**	674	**87**	86
Reserves		**33,151**	32,181	**4,250**	4,126
Funds attributable to Cathay Pacific shareholders		**33,827**	32,855	**4,337**	4,212
Minority interests		**202**	134	**26**	17
Total equity		**34,029**	32,989	**4,363**	4,229

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 24 form part of these accounts.

Consolidated Cash Flow Statement

for the six months ended 30th June 2005 – Unaudited

	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
Operating activities				
Cash generated from operations	**3,880**	4,865	**497**	624
Dividends received from associated companies	**135**	101	**17**	13
Interest received	**71**	10	**9**	1
Net interest paid	**(316)**	(435)	**(40)**	(56)
Tax paid	**(211)**	(172)	**(27)**	(22)
Net cash inflow from operating activities	**3,559**	4,369	**456**	560
Investing activities				
Net decrease in liquid funds other than cash and cash equivalents	**447**	274	**57**	35
Receipts from repayment of loan and capital reduction from associated companies	**9**	70	**1**	9
Sales of fixed assets	**9**	3	**1**	–
Payments for fixed and intangible assets	**(2,819)**	(2,340)	**(361)**	(300)
Net (increase)/decrease in other long-term receivables and investments	**(104)**	22	**(13)**	3
Net cash outflow from investing activities	**(2,458)**	(1,971)	**(315)**	(253)
Financing activities				
New financing	**2,859**	79	**367**	10
Shares issued	**68**	183	**9**	24
Net cash benefit from financing arrangements	**–**	51	**–**	7
Loan and finance lease repayments	**(1,733)**	(4,742)	**(222)**	(608)
Dividends paid – to shareholders	**(1,520)**	(1,515)	**(195)**	(194)
– to minority interests	**(12)**	(21)	**(2)**	(3)
Net cash outflow from financing activities	**(338)**	(5,965)	**(43)**	(764)
Increase/(decrease) in cash and cash equivalents	**763**	(3,567)	**98**	(457)
Cash and cash equivalents at 1st January	**2,657**	5,649	**341**	724
Effect of exchange differences	**(88)**	(61)	**(12)**	(8)
Cash and cash equivalents at 30th June	**3,332**	2,021	**427**	259

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 24 form part of these accounts.

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2005 – Unaudited

	Attributable to Cathay Pacific shareholders								Minority interests	Total equity
			Non-distributable							
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M	HK$M	HK$M
At 31st December 2004	674	25,496	7,455	21	493	(1,285)	1	32,855	134	32,989
Prior period adjustment for financial derivatives	–	(106)	–	–	–	–	–	(106)	–	(106)
At 1st January 2005	674	25,390	7,455	21	493	(1,285)	1	32,749	134	32,883
Changes in cash flow hedges										
– recognised during the period	–	–	–	–	–	1,152	–	1,152	–	1,152
– deferred tax recognised	–	–	–	–	–	(129)	–	(129)	–	(129)
– transferred to profit for the period	–	–	–	–	–	(34)	–	(34)	–	(34)
Revaluation deficit recognised during the period	–	–	–	–	(127)	–	–	(127)	–	(127)
Exchange differences	–	–	–	–	–	–	(2)	(2)	–	(2)
Net gain not recognised in the profit and loss account	–	–	–	–	(127)	989	(2)	860	–	860
Profit for the period	–	1,670	–	–	–	–	–	1,670	80	1,750
2004 final dividend	–	(1,520)	–	–	–	–	–	(1,520)	–	(1,520)
Dividends paid to minority interests	–	–	–	–	–	–	–	–	(12)	(12)
Share options exercised										
– premium received	–	–	66	–	–	–	–	66	–	66
– share capital issued	2	–	–	–	–	–	–	2	–	2
At 30th June 2005	676	25,540	7,521	21	366	(296)	(1)	33,827	202	34,029

The notes on pages 16 to 24 form part of these accounts.

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2004 – Unaudited

	Attributable to Cathay Pacific shareholders								Minority interests	Total equity
			Non-distributable							
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M	HK$M	HK$M
At 31st December 2003	669	23,518	7,261	21	354	(770)	(1)	31,052	104	31,156
Prior year adjustment on Asia Miles	–	(250)	–	–	–	–	–	(250)	–	(250)
At 1st January 2004	669	23,268	7,261	21	354	(770)	(1)	30,802	104	30,906
Exchange differences on cash flow hedges										
– recognised during the period	–	–	–	–	–	166	–	166	–	166
– deferred tax recognised	–	–	–	–	–	(40)	–	(40)	–	(40)
– transferred to profit for the period	–	–	–	–	–	210	–	210	–	210
Revaluation deficit recognised during the period	–	–	–	–	(35)	–	–	(35)	–	(35)
Net gain not recognised in the profit and loss account	–	–	–	–	(35)	336	–	301	–	301
Profit for the period	–	1,771	–	–	–	–	–	1,771	44	1,815
2003 final dividend	–	(572)	–	–	–	–	–	(572)	–	(572)
2003 special dividend	–	(943)	–	–	–	–	–	(943)	–	(943)
Dividends paid to minority interests	–	–	–	–	–	–	–	–	(21)	(21)
Share options exercised										
– premium received	–	–	178	–	–	–	–	178	–	178
– share capital issued	5	–	–	–	–	–	–	5	–	5
At 30th June 2004	674	23,524	7,439	21	319	(434)	(1)	31,542	127	31,669

The notes on pages 16 to 24 form part of these accounts.

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual report except that the Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. Adoption of these new accounting standards impacts the Group's results of operations and financial position as set out below:

(a) Derivative financial instruments are used solely to manage exposures to fluctuations in foreign exchange rates, interest rates and jet fuel prices in accordance with the Group's risk management policies. The Group does not hold or issue derivative financial instruments for trading purposes.

With the adoption of HKAS 39 "Financial Instruments: Recognition and Measurement", all derivative financial instruments are now recognised at fair value in the balance sheet. Where derivative financial instruments are designated as effective hedging instruments under HKAS 39 and hedge exposure to fluctuations in foreign exchange rates, interest rates or jet fuel prices, any fair value change is accounted for as follows:

(i) the portion of the fair value change that is determined to be an effective cash flow hedge is recognised directly in equity via the Statement of Changes in Equity and is included in the profit and loss account as an adjustment to revenue, net finance charges or fuel expense in the same period or periods during which the hedged transaction affects the profit and loss.

(ii) the ineffective portion of the fair value change is recognised in the profit and loss account immediately.

Derivatives which do not qualify as hedging instruments under HKAS 39 are accounted for as held for trading financial instruments and any fair value change is recognised in the profit and loss account immediately.

In previous years, currency derivatives were stated at amortised cost and amounts receivable or payable under interest rate derivatives were accrued as interest expense or interest income. Jet fuel derivatives were not recognised in the balance sheet.

As a result of adopting the transitional provisions of HKAS 39, retained earnings brought forward from 2004 have been reduced by HK$106 million being the restatement of derivative financial instruments. The effect of the change in the interim 2005 results is to increase profit attributable to Cathay Pacific shareholders by HK$210 million. Basic and diluted earnings per share have been increased by HK¢6.2.

(b) With the adoption of HKFRS 3 "Business Combinations" and its transitional provisions, goodwill is no longer amortised and the accumulated amortisation brought forward from 2004 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of goodwill is reviewed annually and is written down should any impairment arise. The effect of this change in the interim 2005 results is to reduce other depreciation and operating lease expenses and to increase profit attributable to Cathay Pacific shareholders by HK$9 million.

1. Basis of preparation and accounting policies (continued)

(c) With the adoption of HKAS 17 "Leases", leasehold land is now considered as being held under an operating lease rather than as a finance lease and this has resulted in a reclassification of leasehold land from fixed assets to other long-term receivables and investments and trade and other receivables. This change which has no impact on the profit and loss account of the Group has been applied retrospectively and 2004 comparatives have been restated accordingly. As at 30th June 2005, HK$1,530 million (2004: HK$1,549 million) of unamortised payments for leasehold land were included in other long-term receivables and investments and trade and other receivables.

(d) With the adoption of HKAS 1 "Presentation of Financial Statements", minority interests are now treated as a part of equity rather than as a deduction from net assets and in the profit and loss account, minority interests are now disclosed as an allocation of the profit for the period rather than a deduction from profit. This change has been applied retrospectively and 2004 comparatives have been restated accordingly.

Recoveries arising from surcharges or incidental activities are now treated as revenue rather than as a deduction from expenses. This change has been applied retrospectively and 2004 comparatives have been restated accordingly.

The interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering, other services provided to third parties and recoveries. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**9,037**	7,651
– Japan, Korea and Taiwan	**3,901**	3,228
South East Asia and Middle East	**2,887**	2,290
Europe	**3,136**	2,503
South West Pacific and South Africa	**1,760**	1,584
North America	**3,163**	2,403
	23,884	19,659

Countries included in each region are defined in the 2004 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2004 annual report.

2. Turnover (continued)

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
Revenue - external sales		
– Passenger services	**14,660**	12,341
– Cargo services	**5,981**	5,251
	20,641	17,592
Unallocated revenue		
– Catering, other services and recoveries	**3,243**	2,067
	23,884	19,659

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, other airline supporting services and recoveries which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

3. Operating profit

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**948**	936
– Owned	**1,023**	949
Amortisation of intangible assets	**25**	43
Operating lease rentals		
– Land and buildings	**192**	177
– Aircraft and related equipment	**591**	409
– Others	**19**	17
Operating lease income		
– Aircraft and related equipment	**(11)**	(11)
Cost of stock expensed	**644**	566
Exchange differences	**(47)**	(16)
Auditors' remuneration	**3**	3
Income from listed investments	**(5)**	(3)
Income from unlisted investments	**(40)**	(51)

4. Net finance charges

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
Net interest charges from:		
– Obligations under finance leases	**713**	775
– Interest income from related security deposits, notes and bonds	**(385)**	(428)
	328	347
– Bank loans and overdrafts	**53**	44
– Other loans wholly repayable within five years	**15**	2
– Other loans not wholly repayable within five years	**3**	6
	399	399
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(90)**	(48)
– Bank deposits and other receivables	**(97)**	(35)
	(187)	(83)
Financial derivatives:		
– Interest income	**(4)**	–
– Interest expenses	**2**	–
	(2)	–
	210	316

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	Six months ended 30th June	
	2005 HK$M	2004 HK$M
The Company and its subsidiary companies		
Current tax expenses		
– Hong Kong profits tax	**21**	30
– Overseas tax	**155**	92
– Under provision for prior years	**–**	34
Deferred tax		
– Origination and reversal of temporary differences	**131**	66
Share of associated companies' taxation	**28**	28
	335	250

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. Dividends

On 10th August 2005, the Board of Directors declared an interim dividend of HK¢20 per share (2004: HK¢20 per share) for the period ended 30th June 2005. This interim dividend which totals HK$676 million (2004: HK$674 million) will be paid on 3rd October 2005 to shareholders registered at the close of business on 9th September 2005. The share register will be closed from 5th September 2005 to 9th September 2005, both dates inclusive.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,670 million (2004: HK$1,771 million) by the daily weighted average number of shares in issue throughout the period of 3,374 million (2004: 3,355 million) shares and 3,385 million (2004: 3,376 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 million	2004 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,374**	3,355
Deemed issue of ordinary shares for no consideration	**11**	21
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,385**	3,376

8. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Total HK$M
Cost				
At 31st December 2004	72,738	2,851	6,289	81,878
Reclassification of leasehold land	–	–	(1,767)	(1,767)
At 1st January 2005	72,738	2,851	4,522	80,111
Exchange differences	3	(1)	(2)	–
Additions	2,976	55	–	3,031
Disposals	(165)	(33)	–	(198)
At 30th June 2005	75,552	2,872	4,520	82,944
Accumulated depreciation				
At 31st December 2004	26,775	1,814	1,481	30,070
Reclassification of leasehold land	–	–	(218)	(218)
At 1st January 2005	26,775	1,814	1,263	29,852
Exchange differences	–	(1)	(1)	(2)
Charge for the period	1,809	84	78	1,971
Disposals	(83)	(33)	–	(116)
At 30th June 2005	28,501	1,864	1,340	31,705
Net book value				
At 30th June 2005	47,051	1,008	3,180	51,239
At 1st January 2005	45,963	1,037	3,259	50,259

Fixed assets at 30th June 2005 include leased assets of HK$30,670 million (31st December 2004: HK$30,528 million).

9. Intangible assets

	Goodwill HK$M	Computer systems HK$M	Total HK$M
Cost			
At 31st December 2004	358	640	998
Elimination of accumulated amortisation	(182)	–	(182)
At 1st January 2005	176	640	816
Additions	–	41	41
Disposals	–	(107)	(107)
At 30th June 2005	176	574	750
Accumulated amortisation			
At 31st December 2004	182	468	650
Elimination of accumulated amortisation	(182)	–	(182)
At 1st January 2005	–	468	468
Charge for the period	–	25	25
Disposals	–	(1)	(1)
At 30th June 2005	–	492	492
Net book value			
At 30th June 2005	176	82	258
At 1st January 2005	176	172	348

10. Long-term liabilities

	30th June 2005		31st December 2004	
	Current HK$M	**Non-current HK$M**	Current HK$M	Non-current HK$M
Long-term loans	**2,062**	**2,410**	1,229	2,765
Obligations under finance leases	**3,422**	**15,173**	3,740	14,897
	5,484	**17,583**	4,969	17,662

11. Trade and other receivables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade debtors	**3,040**	3,151
Derivative financial assets	**894**	–
Other receivables and prepayments	**1,945**	2,185
Due from associated companies	**10**	11
	5,889	5,347

	30th June 2005 HK$M	31st December 2004 HK$M
Analysis of trade debtors by age:		
Current	**2,994**	3,108
One to three months overdue	**44**	37
More than three months overdue	**2**	6
	3,040	3,151

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

12. Trade and other payables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade creditors	**2,303**	2,447
Derivative financial liabilities	**518**	–
Other payables	**4,242**	4,308
Due to associated companies	**179**	265
Due to other related companies	**80**	113
Bank overdrafts – unsecured	**8**	30
	7,330	7,163

	30th June 2005 HK$M	31st December 2004 HK$M
Analysis of trade creditors by age:		
Current	**1,890**	1,956
One to three months overdue	**331**	396
More than three months overdue	**82**	95
	2,303	2,447

13. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2005, 3,379,254,848 shares were in issue (31st December 2004: 3,370,215,348 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2005 **Number of shares**	2004 Number of shares
Movements in options outstanding comprise:		
At 1st January	**26,494,500**	53,194,800
Options exercised	**(9,039,500)**	(24,533,800)
At 30th June	**17,455,000**	28,661,000
Options vested at 30th June	**17,455,000**	28,661,000

No option was granted under the Scheme during the period.

	2005	2004
Details of share options exercised during the period:		
Exercise date	**7/1/05-28/6/05**	6/1/04-25/6/04
Proceeds received (HK$)	**67,525,065**	183,267,486
Weighted average closing share price immediately before the exercise date (HK$)	**14.56**	15.17

14. Commitments and contingencies

(a) Outstanding commitments for capital expenditure of the Group authorised at the end of the period but not provided for in the accounts:

	30th June 2005 HK$M	31st December 2004 HK$M
Authorised and contracted for	**4,818**	7,218
Authorised but not contracted for	**1,830**	9
	6,648	7,227

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2005 HK$M	31st December 2004 HK$M
Associated company	**19**	20
Staff	**415**	415
	434	435

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Corporate governance

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules on the Stock Exchange throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Directors' interests

At 30th June 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00050
Tony Tyler	5,000	0.00015
Raymond Yuen	9,000	0.00027

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2005 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons, all being beneficial interests:

	No. of shares	Percentage of issued capital		Remarks
1. Swire Pacific Limited	1,540,046,246	46.14		
2. John Swire & Sons Limited	1,540,046,246	46.14	)	Duplication of Swire Pacific Limited's holding (Note)
3. CITIC Pacific Limited	859,353,462	25.74		
4. Super Supreme Company Limited	787,753,462	23.60	)	Duplication of CITIC Pacific
5. Custain Limited	214,851,154	6.44	)	Limited's holding
6. Easerich Investments Inc.	191,922,273	5.75	)	
7. Motive Link Holdings Inc.	189,057,762	5.66	)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75	)	

Note: At 30th June 2005, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.47% of the issued share capital and 52.86% of the voting rights.

GLOSSARY

Terms

Borrowings — Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings — Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") — Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") — Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") — Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") — Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance — Departure within 15 minutes of scheduled departure time.

EBITDA — Earnings before interest, tax, depreciation and amortisation.

Ratios

Earnings/(loss) per share = Profit/(loss) attributable to Cathay Pacific shareholders / Weighted average number of shares (by days) in issue for the period

Profit/(loss) margin = Profit/(loss) attributable to Cathay Pacific shareholders / Turnover net of recoveries

Shareholders' funds per share = Funds attributable to Cathay Pacific shareholders / Total issued and fully paid shares at end of the period

Return on average shareholders' funds = Profit/(loss) attributable to Cathay Pacific shareholders / Average funds attributable to Cathay Pacific shareholders

Dividend cover = Profit/(loss) attributable to Cathay Pacific shareholders / Dividends

Interest cover = Operating profit/(loss) / Net finance charges

Gross debt/equity ratio = Borrowings / Funds attributable to Cathay Pacific shareholders

Net debt/equity ratio = Net borrowings / Funds attributable to Cathay Pacific shareholders

Passenger/Cargo and mail load factor = Revenue passenger kilometres / Cargo and mail tonne kilometres / Available seat kilometres / Available cargo and mail tonne kilometres

Revenue load factor = Total passenger, cargo and mail traffic revenue / Maximum possible revenue at current yields and capacity

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the operating cost.

Passenger/Cargo and mail yield = Passenger turnover / Cargo and mail turnover / Revenue passenger kilometres / Cargo and mail tonne kilometres

Cost per ATK = Total net operating expenses of Cathay Pacific / ATK of Cathay Pacific

專門術語

借款 總借款(貸款及租賃責任)減抵押存款、票據及零息債券。

借款淨額 借款及銀行透支減流動資金。

可用噸千米數(「可用噸千米」) 以每航線的航程乘該航線可運載乘客、超額行李、貨物及郵件的整體運載量(以噸計)。

可用座位千米數(「可用座位千米」) 以每航線的航程乘該航線可運載乘客的乘客座位運載量(以座位數目計算)。

收入乘客千米數(「收入乘客千米」) 以每航線的航程乘該航線的載客數目。

收入噸千米數(「收入噸千米」) 以每航線的航程乘該航線的運輸量(以運載乘客、超額行李、貨物及郵件的運載噸數計算)。

航班準時情況 在原定啟航時間十五分鐘內起飛。

EBITDA 扣除利息、稅項、折舊及攤銷前的盈利。

比率

每股盈利/(虧損) = 國泰航空股東應佔溢利/(虧損) ÷ 本期已發行加權平均股數(按日計算)

邊際利潤/(虧損) = 國泰航空股東應佔溢利/(虧損) ÷ 營業總額減收回款項

每股股東資金 = 國泰航空股東應佔資金 ÷ 於期末已發行及繳足股款的股份總數

平均股東資金回報 = 國泰航空股東應佔溢利/(虧損) ÷ 國泰航空股東平均應佔資金

股息倍數 = 國泰航空股東應佔溢利/(虧損) ÷ 股息

利息倍數 = 營業溢利/(虧損) ÷ 財務支出淨額

債務總額股份比例 = 借款 ÷ 國泰航空股東應佔資金

債務淨額股份比例 = 借款淨額 ÷ 國泰航空股東應佔資金

乘客/貨物及郵件運載率 = 收入乘客千米數/貨物及郵件噸千米數 ÷ 可用座位千米數/可用貨物及郵件噸千米數

收入運載率 = 乘客、貨物及郵件運載收入總額 ÷ 以現有收益率及可運載量計算可達到的最高收益

收支相抵運載率 = 能達到收支平衡的收入運載率

乘客/貨物及郵件收益率 = 客運營業額/貨運及郵件營業額 ÷ 收入乘客千米數/貨物及郵件噸千米數

每可用噸千米成本 = 國泰航空的總營業開支淨額 ÷ 國泰航空的可用噸千米

企業管治

在中期報告所述的會計期內，公司均有遵守聯交所上市規則附錄十四《企業管治常規守則》(「常規守則」) 內所載的所有守則條文。

公司已自行採納一套關於董事及有關僱員 (常規守則所界定者) 進行證券交易的守則，此準則不低於上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」) 所訂的標準。

全體董事已就查詢而確認，於本中期報告所述的會計期內，各董事均有遵守標準守則所列的標準及公司所訂有關董事進行證券交易的守則。

董事權益

於二零零五年六月三十日，根據《證券及期貨條例》第三百五十二條規定設置的名冊顯示，董事在國泰航空有限公司的股份中持有以下實益 (全屬個人權益)：

	股份數目	佔已發行股本百分率
陳南祿	9,000	0.00027
梁德基	17,000	0.00050
湯彥麟	5,000	0.00015
袁力行	9,000	0.00027

除上述者外，國泰航空有限公司任何董事或最高行政人員並無實益或非實益擁有於國泰航空有限公司或其任何相聯法團 (根據《證券及期貨條例》第XV部的含義) 的股份、相關股份或債權證的權益或淡倉。

大股東

根據《證券及期貨條例》第三百三十六條設置的股份權益及淡倉登記冊於二零零五年六月三十日顯示，公司已獲通知以下由大股東及其他人士持有的公司股份權益，全部均為實益。

	股份數目	佔已發行股本百分率		備註
1. 太古股份有限公司	1,540,046,246	46.14		
2. 英國太古集團有限公司	1,540,046,246	46.14	)	與太古股份有限公司的持股量重複(註)
3. 中信泰富有限公司	859,353,462	25.74		
4. Super Supreme Company Limited	787,753,462	23.60	)	與中信泰富有限公司的
5. Custain Limited	214,851,154	6.44	)	持股量重複
6. Easerich Investments Inc.	191,922,273	5.75	)	
7. Motive Link Holdings Inc.	189,057,762	5.66	)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75	)	

註：於二零零五年六月三十日，英國太古集團有限公司集團直接或間接擁有太古股份有限公司的股份權益，相當於百分之二十九點四七的已發行股本及百分之五十二點八六的投票權。

14. 承擔及或有事項

(a) 於期終時已批准但未在賬目中撥備有關集團資本開支的尚餘付款承擔如下：

	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月三十一日 港幣百萬元
已批准並已訂約	**4,818**	7,218
已批准但未訂約	**1,830**	9
	6,648	7,227

(b) 截至期終時為銀行貸款及其他負債所提供的擔保尚餘欠款如下：

	二零零五年 六月三十日 港幣百萬元	二零零四年 十二月三十一日 港幣百萬元
聯屬公司	**19**	20
員工	**415**	415
	434	435

(c) 公司在若干情況下承諾將集團租賃安排的回報率維持於指定水平。董事局並不認為可就該等或有事項可能造成的財務影響作實際的評估。

(d) 公司於眾多法域課稅，多年來在其中部分法域仍存在稅務爭議。對於可能實現的結果並可作出可靠估計的爭議，已就其預期結果撥出準備。然而，最終結果尚未確定，最後的負債可能超過所撥的準備。

13. 股本

在回顧期內，集團並無回購、出售或贖回公司任何股份。於二零零五年六月三十日，已發行股份數目為3,379,254,848股（二零零四年十二月三十一日：3,370,215,348股）。

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」），以鼓勵航空機組人員對公司業績作出貢獻。所有參與該計劃者均為航空機組人員，各支付港幣一元以獲認股權，使其有權認購公司股份，認購價為不低於給予認股權日之前五個交易日公司股票在聯交所的平均收市價的八成或股份面值，以較高者為準。計劃現已結束，在回顧的期間內，再無認股權可根據該計劃而發行。各參與者可獲授的股權未有超過根據計劃授予的認股權所能認購的最高股份總數的百分之零點三二。

於授出認股權當日，即一九九九年三月十五日，根據計劃以行使價每股港幣七點四七元授出的認股權相當於68,327,000股股份。除在有限情況外，相等於五成股份的認股權可於二零零二年三月十五日開始行使，而餘數則可於二零零四年三月十五日開始行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

因為認股權是在二零零二年十一月七日前授出，所以該計劃並不須要採納財務報告準則第2號「以股份為基礎的償付」的要求。

認股權行使後，股東權益按已行使的認股權數目相應增加。認股權以每股港幣七點四七元行使。

	二零零五年 股份數目	二零零四年 股份數目
尚未行使認股權的變動包括：		
一月一日的結餘	**26,494,500**	53,194,800
已行使的認股權	**(9,039,500)**	(24,533,800)
六月三十日的結餘	**17,455,000**	28,661,000
六月三十日可行使的認股權	**17,455,000**	28,661,000

期內並無根據這項計劃授出任何認股權。

	二零零五年	二零零四年
期內已行使的認股權詳情：		
行使日	**7/1/05-28/6/05**	6/1/04-25/6/04
所得收益（港幣）	**67,525,065**	183,267,486
緊接行使日前的加權平均收市股價（港幣）	**14.56**	15.17

11. 貿易及其他應收款項

	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元
貿易應收賬項	**3,040**	3,151
財務衍生資產	**894**	–
其他應收及預繳款項	**1,945**	2,185
應收聯屬公司賬項	**10**	11
	5,889	5,347

	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元
貿易應收賬項賬齡分析如下：		
即期	**2,994**	3,108
逾期一至三個月	**44**	37
逾期三個月以上	**2**	6
	3,040	3,151

集團通常給予顧客三十天信貸期，或依循當地同業準則在若干情況下以銀行擔保或其他財務抵押品保障部分債項。

12. 貿易及其他應付款項

	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元
貿易應付賬項	**2,303**	2,447
財務衍生負債	**518**	–
其他應付款項	**4,242**	4,308
應付聯屬公司賬項	**179**	265
應付其他關連公司賬項	**80**	113
無抵押銀行透支	**8**	30
	7,330	7,163

	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元
貿易應付賬項賬齡分析如下：		
即期	**1,890**	1,956
逾期一至三個月	**331**	396
逾期三個月以上	**82**	95
	2,303	2,447

9. 無形資產

	商譽 港幣百萬元	電腦系統 港幣百萬元	總額 港幣百萬元
成本			
二零零四年十二月三十一日的結餘	358	640	998
撇除累積攤銷	(182)	–	(182)
二零零五年一月一日的結餘	176	640	816
增購	–	41	41
出售	–	(107)	(107)
二零零五年六月三十日的結餘	176	574	750
累積攤銷			
二零零四年十二月三十一日的結餘	182	468	650
撇除累積攤銷	(182)	–	(182)
二零零五年一月一日的結餘	–	468	468
本期攤銷	–	25	25
出售	–	(1)	(1)
二零零五年六月三十日的結餘	–	492	492
賬面淨值			
二零零五年六月三十日的結餘	176	82	258
二零零五年一月一日的結餘	176	172	348

10. 長期負債

	二零零五年六月三十日		二零零四年十二月三十一日	
	流動 港幣百萬元	**非流動 港幣百萬元**	流動 港幣百萬元	非流動 港幣百萬元
長期借款	**2,062**	**2,410**	1,229	2,765
籌資租賃責任	**3,422**	**15,173**	3,740	14,897
	5,484	**17,583**	4,969	17,662

6. 股息

董事局於二零零五年八月十日宣佈截至二零零五年六月三十日止的中期股息為每股港幣二十仙(二零零四年：每股港幣二十仙)，合共港幣六億七千六百萬元(二零零四年：港幣六億七千四百萬元)，將於二零零五年十月三日派發予於二零零五年九月九日辦公時間結束時登記於股東名冊上的股東。股票過戶手續將於二零零五年九月五日至二零零五年九月九日(包括首尾兩天)暫停辦理。

7. 每股盈利

每股基本盈利及每股攤薄盈利是以國泰航空股東應佔溢利港幣十六億七千萬元(二零零四年：港幣十七億七千一百萬元)除以期內已發行每日加權平均股份數目分別為三十三億七千四百萬股(二零零四年：三十三億五千五百萬股)及三十三億八千五百萬股(二零零四年：三十三億七千六百萬股)。後者按股份認購權的影響而作出調整。

	二零零五年 百萬	二零零四年 百萬
用以計算每股基本盈利的加權平均普通股數目	**3,374**	3,355
視作已發行而毋須代價的普通股	**11**	21
用以計算每股攤薄盈利的加權平均普通股數目	**3,385**	3,376

8. 固定資產

	飛機及有關設備 港幣百萬元	其他設備 港幣百萬元	物業 港幣百萬元	總額 港幣百萬元
成本				
二零零四年十二月三十一日的結餘	72,738	2,851	6,289	81,878
官批租地重新歸類	–	–	(1,767)	(1,767)
二零零五年一月一日的結餘	72,738	2,851	4,522	80,111
匯兑差額	3	(1)	(2)	–
增購	2,976	55	–	3,031
出售	(165)	(33)	–	(198)
二零零五年六月三十日的結餘	75,552	2,872	4,520	82,944
累積折舊				
二零零四年十二月三十一日的結餘	26,775	1,814	1,481	30,070
官批租地重新歸類	–	–	(218)	(218)
二零零五年一月一日的結餘	26,775	1,814	1,263	29,852
匯兑差額	–	(1)	(1)	(2)
本期折舊	1,809	84	78	1,971
出售	(83)	(33)	–	(116)
二零零五年六月三十日的結餘	28,501	1,864	1,340	31,705
賬面淨值				
二零零五年六月三十日的結餘	47,051	1,008	3,180	51,239
二零零五年一月一日的結餘	45,963	1,037	3,259	50,259

於二零零五年六月三十日的固定資產中包括租賃資產港幣三百零六億七千萬元(二零零四年十二月三十一日：港幣三百零五億二千八百萬元)。

4. 財務支出淨額

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
利息支出淨額如下：		
— 籌資租賃責任	**713**	775
— 有關抵押存款、票據及債券的利息收入	**(385)**	(428)
	328	347
— 銀行借款及透支	**53**	44
— 須於五年內全部清還的其他借款	**15**	2
— 毋須於五年內全部清還的其他借款	**3**	6
	399	399
來自流動資金的收入：		
— 專業投資管理資金及其他流動投資	**(90)**	(48)
— 銀行存款及其他應收款項	**(97)**	(35)
	(187)	(83)
財務衍生工具：		
— 利息收入	**(4)**	–
— 利息開支	**2**	–
	(2)	–
	210	316

在上列數字中，因配對安排而帶來的財務收入及支出已化為淨額。

5. 税項

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
公司及其附屬公司		
即期税項開支		
— 香港利得税	**21**	30
— 海外税	**155**	92
— 歷年準備不足	**–**	34
遞延税項		
— 暫時差異的產生及逆轉	**131**	66
應佔聯屬公司税項	**28**	28
	335	250

香港利得税以本期的估計應課税溢利按税率百分之十七點五(二零零四年：百分之十七點五)計算。海外税以集團在應課税的國家，按當地税率計算。税項準備就法例、慣例及商討情況的改變而作出定期檢討。

2. 營業總額（續）

(b) 按業務區分所作的第二申報

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
收益 — 對外銷售		
— 客運服務	**14,660**	12,341
— 貨運服務	**5,981**	5,251
	20,641	17,592
未分配收益		
— 航空飲食、其他服務及收回款項	**3,243**	2,067
	23,884	19,659

集團從事兩個主要業務分部：透過公司從事客運業務，以及透過公司及一家附屬公司從事貨運業務。航空飲食、輔助集團主要業務的其他航機支援服務及收回款項包括在未分配收益內。

按業務區分的資產淨值分析因二零零四年報告書列舉的理由而不予披露。

3. 營業溢利

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
下列各費用/(收益)已包括在營業溢利中：		
固定資產折舊		
— 租賃	**948**	936
— 擁有	**1,023**	949
無形資產攤銷	**25**	43
營業租賃租金		
— 土地及樓宇	**192**	177
— 飛機及有關設備	**591**	409
— 其他	**19**	17
營業租賃收入		
— 飛機及有關設備	**(11)**	(11)
已支出的存貨成本	**644**	566
匯兑差額	**(47)**	(16)
核數師酬金	**3**	3
上市投資的收入	**(5)**	(3)
非上市投資的收入	**(40)**	(51)

1. 編製基準及會計政策(續)

(c) 採納會計準則第17號「租賃」後，官批租地已被視作以營業租賃方式而非融資租賃方式持有，因此官批租地已由固定資產重新歸類為其他長期應收款項及投資和貿易及其他應收款項。這項對集團損益賬並無影響的變動，已予追溯處理，而二零零四年的比較數據亦已相應重列。於二零零五年六月三十日，官批租地的未攤銷付款港幣十五億三千萬元(二零零四年：港幣十五億四千九百萬元)，已納入其他長期應收款項及投資和貿易及其他應收款項內。

(d) 採納會計準則第1號「財務報表的呈列」後，少數股東權益已被列作股東權益的一部分，而非在資產淨值扣減，而在損益賬中，少數股東權益已被披露作本期溢利分配而非溢利扣減項目。這項變動已追溯處理，二零零四年的比較數據亦已相應重列。

由附加費或偶發業務產生的收回款項，已作收益處理而非從開支扣減。這項變動已予追溯處理，二零零四年的比較數據亦已相應重列。

本中期報告是根據會計準則第34號「中期財務報告」及香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「上市規則」)的披露要求而編製。

2. 營業總額

營業總額包括向第三者提供的運輸服務、航空飲食及其他服務的收益和收回款項。收回款項已計入二零零四年的比較數據內。

(a) 按地理區域所作的第一申報

	截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元
按銷售來源計算的營業總額：		
北亞		
— 香港及中國內地	**9,037**	7,651
— 日本、韓國及台灣	**3,901**	3,228
東南亞及中東	**2,887**	2,290
歐洲	**3,136**	2,503
西南太平洋及南非	**1,760**	1,584
北美	**3,163**	2,403
	23,884	19,659

各地區所包括的國家已於二零零四年報告書中界定。區域業績、區域資產及區域負債的地理分析因二零零四年報告書所列舉的理由而不予披露。

1. 編製基準及會計政策

本未經審核的中期報告是根據與二零零四年報告書所載的主要會計政策相符的基準編製，但亦採納了香港會計師公會頒佈的新訂及修訂《香港會計準則》(「會計準則」)及《香港財務報告準則》(「財務報告準則」)，該等準則於二零零五年一月一日或之後的會計期開始生效。採納這些會計準則，對集團業績及財務狀況的影響列述如下：

(a) 按照集團的風險管理政策，財務衍生工具僅用作管理匯率、息率及航油價格波動帶來的風險。集團並不持有或發行財務衍生工具作投機用途。

採納會計準則第39號「金融工具：確認及計量」後，所有財務衍生工具均按公平值於資產負債表中確認。財務衍生工具若根據會計準則第39號界定為有效的對沖工具，用以對沖匯率、息率或航油價格波動帶來的風險，其公平值的變動按下述方式列賬：

(i) 確定為有效現金流量對沖的公平值變動部分，透過股東權益變動表直接在股東權益中確認，並在對沖交易影響損益時，包括在同期的損益賬內，作為收益、財務支出淨額或燃料開支的調整。

(ii) 公平值變動被界定為失效部分即時於損益賬中確認。

財務衍生工具若根據會計準則第39號界定為不符合作為對沖工具的衍生工具，則按持有作買賣用途的金融工具列賬，其公平值變動即時於損益賬中確認。

在過去，貨幣衍生工具均按攤銷成本入賬，而息率衍生工具的應收或應付款項則應計為利息開支或利息收入。航油衍生工具沒有在資產負債表內確認。

採納會計準則第39號的過渡條文後，結轉自二零零四年的保留盈利因重列財務衍生工具賬項而減少港幣一億零六百萬元。而二零零五年中期業績亦因採納該項準則而令國泰航空股東應佔溢利增加港幣二億一千萬元，每股基本盈利及攤薄盈利因而增加港幣六點二仙。

(b) 採納財務報告準則第3號「業務合併」及其過渡條文後，商譽已不再作攤銷，而結轉自二零零四年的累積攤銷則與商譽成本值沖銷撇除。商譽的賬面值每年檢討一次，如出現減值情況，賬面值將予減記。此變動對二零零五年中期業績造成的影響，是使其他折舊及營業租賃開支減少和國泰航空股東應佔溢利增加港幣九百萬元。

綜合股東權益變動表

截至二零零四年六月三十日止六個月－未經審核

	國泰航空股東應佔部分								少數股東權益	股東權益總額
			不可派發							
	股本 港幣百萬元	保留溢利 港幣百萬元	股份溢價 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	其他儲備 港幣百萬元	總額 港幣百萬元	港幣百萬元	港幣百萬元
二零零三年十二月三十一日的結餘	669	23,518	7,261	21	354	(770)	(1)	31,052	104	31,156
就「亞洲萬里通」作出的前期調整	–	(250)	–	–	–	–	–	(250)	–	(250)
二零零四年一月一日的結餘	669	23,268	7,261	21	354	(770)	(1)	30,802	104	30,906
現金流量對沖匯兑差額										
— 於該期內確認	–	–	–	–	–	166	–	166	–	166
— 已確認遞延税項	–	–	–	–	–	(40)	–	(40)	–	(40)
— 轉撥至該期溢利	–	–	–	–	–	210	–	210	–	210
於該期內確認的重估減值	–	–	–	–	(35)	–	–	(35)	–	(35)
未於損益賬確認的盈利淨額	–	–	–	–	(35)	336	–	301	–	301
該期溢利	–	1,771	–	–	–	–	–	1,771	44	1,815
二零零三年末期股息	–	(572)	–	–	–	–	–	(572)	–	(572)
二零零三年特別股息	–	(943)	–	–	–	–	–	(943)	–	(943)
支付少數股東股息	–	–	–	–	–	–	–	–	(21)	(21)
行使認股權										
— 已收溢價	–	–	178	–	–	–	–	178	–	178
— 已發行股本	5	–	–	–	–	–	–	5	–	5
二零零四年六月三十日的結餘	674	23,524	7,439	21	319	(434)	(1)	31,542	127	31,669

第16頁至24頁附註為此報表的一部分。

綜合股東權益變動表

截至二零零五年六月三十日止六個月—未經審核

	國泰航空股東應佔部分								少數股東權益	股東權益總額
			不可派發							
	股本 港幣百萬元	保留溢利 港幣百萬元	股份溢價 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	其他儲備 港幣百萬元	總額 港幣百萬元	港幣百萬元	港幣百萬元
二零零四年十二月三十一日的結餘	**674**	**25,496**	**7,455**	**21**	**493**	**(1,285)**	**1**	**32,855**	**134**	**32,989**
財務衍生工具前期調整	–	(106)	–	–	–	–	–	(106)	–	(106)
二零零五年一月一日的結餘	**674**	**25,390**	**7,455**	**21**	**493**	**(1,285)**	**1**	**32,749**	**134**	**32,883**
現金流量對沖變動										
— 於本期內確認	–	–	–	–	–	1,152	–	1,152	–	1,152
— 已確認遞延税項	–	–	–	–	–	(129)	–	(129)	–	(129)
— 轉撥至本期溢利	–	–	–	–	–	(34)	–	(34)	–	(34)
於本期內確認的重估減值	–	–	–	–	(127)	–	–	(127)	–	(127)
滙兑差額	–	–	–	–	–	–	(2)	(2)	–	(2)
未於損益賬確認的盈利淨額	–	–	–	–	(127)	989	(2)	860	–	860
本期溢利	–	1,670	–	–	–	–	–	1670	80	1,750
二零零四年末期股息	–	(1,520)	–	–	–	–	–	(1,520)	–	(1,520)
支付少數股東股息	–	–	–	–	–	–	–	–	(12)	(12)
行使認股權										
— 已收溢價	–	–	66	–	–	–	–	66	–	66
— 已發行股本	2	–	–	–	–	–	–	2	–	2
二零零五年六月三十日的結餘	**676**	**25,540**	**7,521**	**21**	**366**	**(296)**	**(1)**	**33,827**	**202**	**34,029**

第16頁至24頁附註為此報表的一部分。

綜合現金流量表

截至二零零五年六月三十日止六個月—未經審核

	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 百萬美元	二零零四年 百萬美元
營運業務				
業務帶來的現金	**3,880**	4,865	**497**	624
收取聯屬公司股息	**135**	101	**17**	13
已收利息	**71**	10	**9**	1
已付利息淨額	**(316)**	(435)	**(40)**	(56)
已付稅項	**(211)**	(172)	**(27)**	(22)
來自營運業務的現金流入淨額	**3,559**	4,369	**456**	560
投資業務				
除現金及視同庫存現金外的流動資金減少淨額	**447**	274	**57**	35
聯屬公司還款及減資所得收入	**9**	70	**1**	9
出售固定資產	**9**	3	**1**	–
固定及無形資產支出	**(2,819)**	(2,340)	**(361)**	(300)
其他長期應收款項及投資(增加)/減少淨額	**(104)**	22	**(13)**	3
投資業務的現金流出淨額	**(2,458)**	(1,971)	**(315)**	(253)
融資業務				
新融資	**2,859**	79	**367**	10
發行股票	**68**	183	**9**	24
融資安排的現金利益淨額	**–**	51	**–**	7
償還借款及籌資租賃責任	**(1,733)**	(4,742)	**(222)**	(608)
已派股息—股東	**(1,520)**	(1,515)	**(195)**	(194)
—少數股東權益	**(12)**	(21)	**(2)**	(3)
融資業務的現金流出淨額	**(338)**	(5,965)	**(43)**	(764)
現金及視同庫存現金增加/(減少)	**763**	(3,567)	**98**	(457)
於一月一日結算的現金及視同庫存現金	**2,657**	5,649	**341**	724
匯兌差額的影響	**(88)**	(61)	**(12)**	(8)
於六月三十日結算的現金及視同庫存現金	**3,332**	2,021	**427**	259

賬目的編製及列述以功能貨幣港幣計值,美元數字只作補充資料,一美元伸算為港幣七元八角。

第16頁至24頁附註為此報表的一部分。

綜合資產負債表

二零零五年六月三十日結算—未經審核

	附註	二零零五年六月三十日 港幣百萬元	二零零四年十二月三十一日 港幣百萬元	二零零五年六月三十日 百萬美元	二零零四年十二月三十一日 百萬美元
資產及負債					
非流動資產及負債					
固定資產	*8*	**51,239**	50,259	**6,569**	6,443
無形資產	*9*	**258**	348	**33**	45
於聯屬公司的投資		**1,733**	1,743	**223**	223
其他長期應收款項及投資		**5,547**	5,589	**711**	717
		58,777	57,939	**7,536**	7,428
長期負債		**(26,639)**	(27,698)	**(3,415)**	(3,551)
相關已抵押存款		**9,056**	10,036	**1,161**	1,287
長期負債淨額	*10*	**(17,583)**	(17,662)	**(2,254)**	(2,264)
退休福利責任		**(94)**	(102)	**(12)**	(13)
遞延税項		**(7,445)**	(7,280)	**(955)**	(934)
		(25,122)	(25,044)	**(3,221)**	(3,211)
非流動資產淨值		**33,655**	32,895	**4,315**	4,217
流動資產及負債					
存貨		**616**	524	**79**	67
貿易及其他應收款項	*11*	**5,889**	5,347	**755**	686
流動資金		**11,787**	11,474	**1,511**	1,471
		18,292	17,345	**2,345**	2,224
長期負債的流動部分		**(7,252)**	(7,096)	**(930)**	(910)
相關已抵押存款		**1,768**	2,127	**227**	273
長期負債的流動部分淨額	*10*	**(5,484)**	(4,969)	**(703)**	(637)
貿易及其他應付款項	*12*	**(7,330)**	(7,163)	**(940)**	(919)
未獲運輸收益		**(3,459)**	(3,622)	**(443)**	(464)
税項		**(1,645)**	(1,497)	**(211)**	(192)
		(17,918)	(17,251)	**(2,297)**	(2,212)
流動資產淨值		**374**	94	**48**	12
資產淨值		**34,029**	32,989	**4,363**	4,229
資本及儲備					
股本	*13*	**676**	674	**87**	86
儲備		**33,151**	32,181	**4,250**	4,126
國泰航空股東應佔資金		**33,827**	32,855	**4,337**	4,212
少數股東權益		**202**	134	**26**	17
股東權益總額		**34,029**	32,989	**4,363**	4,229

賬目的編製及列述以功能貨幣港幣計值，美元數字只作補充資料，一美元伸算為港幣七元八角。

第16頁至24頁附註為此報表的一部分。

簡明財務報表

綜合損益賬

截至二零零五年六月三十日止六個月一未經審核

	附註	二零零五年 港幣百萬元	二零零四年 港幣百萬元	二零零五年 百萬美元	二零零四年 百萬美元
營業額					
客運服務		**14,660**	12,341	**1,879**	1,582
貨運服務		**5,981**	5,251	**767**	673
航空飲食、其他服務及收回款項		**3,243**	2,067	**416**	265
營業總額	*2*	**23,884**	19,659	**3,062**	2,520
開支					
員工		**(4,581)**	(4,255)	**(587)**	(545)
機上服務及乘客開支		**(985)**	(837)	**(126)**	(107)
著陸、停泊及航線開支		**(3,314)**	(3,029)	**(425)**	(388)
燃料		**(6,655)**	(3,839)	**(853)**	(492)
飛機維修		**(1,891)**	(1,652)	**(243)**	(212)
飛機折舊及營業租賃		**(2,400)**	(2,126)	**(308)**	(273)
其他折舊及營業租賃		**(398)**	(405)	**(51)**	(52)
佣金		**(273)**	(272)	**(35)**	(35)
其他		**(1,252)**	(1,014)	**(161)**	(130)
營業開支		**(21,749)**	(17,429)	**(2,789)**	(2,234)
營業溢利	*3*	**2,135**	2,230	**273**	286
財務支出		**(786)**	(827)	**(101)**	(106)
財務收入		**576**	511	**74**	66
財務支出淨額	*4*	**(210)**	(316)	**(27)**	(40)
應佔聯屬公司溢利		**160**	151	**21**	19
除税前溢利		**2,085**	2,065	**267**	265
税項	*5*	**(335)**	(250)	**(43)**	(32)
本期溢利		**1,750**	1,815	**224**	233
應佔溢利					
國泰航空股東		**1,670**	1,771	**214**	227
少數股東		**80**	44	**10**	6
		1,750	1,815	**224**	233
股息					
宣派中期股息	*6*	**676**	674	**87**	86
每股盈利					
基本	*7*	**49.5仙**	52.8仙	**6.3仙**	6.8仙
攤薄	*7*	**49.3仙**	52.5仙	**6.3仙**	6.7仙
每股股息	*6*	**20.0仙**	20.0仙	**2.6仙**	2.6仙

賬目的編製及列述以功能貨幣港幣計值，美元數字只作補充資料，一美元伸算為港幣七元八角。

第16頁至24頁附註為此報表的一部分。

致國泰航空有限公司董事局

引言

本核數師(以下簡稱「我們」)已按照貴公司的指示，審閱刊於第十一頁至第二十四頁的中期財務報表。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒布的《香港會計準則》第34號 — 「中期財務報告」的規定編製中期財務報表。中期財務報表由董事負責，並由董事核准通過。

我們的責任是根據我們審閱工作的結果，對中期財務報表提出獨立結論，並按照我們雙方所協定的應聘條款，僅向整體董事局報告。除此以外，我們的報告不可用作其他用途。我們概不就本報告的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒布的《核數準則》第700號 — 「審閱中期財務報表的應聘服務」進行審閱，惟審閱範圍在以下方面受到限制。

審閱工作主要包括向管理層作出查詢及分析中期財務報表，評估財務報表中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有説明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報表發表審核意見。

由於貴公司截至二零零四年六月三十日止期間的中期財務報表既沒有按照《核數準則》第700號經審閱，也未經審核，因此，我們無法按照《核數準則》第700號審閱比較數字，審閱範圍因而受到限制。

因審閱範圍受到限制而達致的經修訂審閱結論

除了假如沒有上述限制而可能要對截至二零零四年六月三十日止比較期間的資料作出的調整外，根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零五年六月三十日止期間的中期財務報表需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師
香港，二零零五年八月十日

營業開支（續）

- 由於員工數目增加及向機艙服務員發放補薪，導致員工成本上升。
- 由於乘客數目增加百分之十四點五，機上服務及乘客開支因而上升。
- 著陸、停泊及航線開支因航班增加而上升。
- 由於油價上漲及加開航班使耗油量增加，導致燃料成本上升。
- 飛機維修成本因營運機隊擴大而上升。
- 每可用噸千米成本上升百分之五點八，而除燃料外的每可用噸千米成本則下降百分之二點五。

財務狀況

- 固定資產增加港幣三十億三千一百萬元，包括用於飛機及相關設備港幣二十九億七千六百萬元，其他設備港幣五千五百萬元。
- 借款額增加百分之一點九至港幣二百三十億六千七百萬元。主要借款貨幣包括美元、日圓、英鎊及歐羅，須於二零一八年前全數清還，其中百分之五十六為定息借款。
- 流動資金增加百分之二點七至港幣一百一十七億八千七百萬元，其中百分之七十四為美元資金。
- 借款淨額增加百分之零點九至港幣一百一十二億八千八百萬元。
- 國泰航空股東應佔資金增加百分之三至港幣三百三十八億二千七百萬元，而債務淨額股份比例則減至零點三三倍。
- 集團的財務風險管理與貨幣及息率風險管理政策載於二零零四年報告書。

營業總額

	集團		國泰航空	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	**二零零五年 港幣百萬元**	二零零四年 港幣百萬元
客運服務	**14,660**	12,341	**14,660**	12,341
貨運服務	**5,981**	5,251	**5,394**	4,891
航空飲食、其他服務及收回款項	**3,243**	2,067	**2,637**	1,512
營業總額	**23,884**	19,659	**22,691**	18,744

– 客運營業額的增幅較百分之十二點二的可運載量增幅高出六點六個百分點。

– 由於香港的出口貨運服務需求仍然殷切，國泰航空貨運業務的營業額錄得百分之十點三的穩健增長，可運載量則增加百分之十三點二。

– 由於其他航空相關業務呈現穩健的增長，航空飲食、其他服務及收回款項增加百分之五十六點九。

營業開支

扣除集團收回款項港幣二十五億九千七百萬元（二零零四年：港幣十四億七千四百萬元）及國泰航空收回款項港幣二十六億三千七百萬元（二零零四年：港幣十五億一千二百萬元）後的營業開支淨額分析如下：

	集團			國泰航空		
	截至六月三十日止六個月			截至六月三十日止六個月		
	二零零五年 港幣百萬元	二零零四年 港幣百萬元	**變幅**	**二零零五年 港幣百萬元**	二零零四年 港幣百萬元	**變幅**
員工	**4,581**	4,255	**+7.7%**	**4,149**	3,871	**+7.2%**
機上服務及乘客開支	**866**	749	**+15.6%**	**866**	749	**+15.6%**
著陸、停泊及航線開支	**2,850**	2,674	**+6.6%**	**2,780**	2,615	**+6.3%**
燃料	**5,257**	3,435	**+53.0%**	**5,151**	3,385	**+52.2%**
飛機維修	**1,891**	1,652	**+14.5%**	**1,862**	1,610	**+15.7%**
飛機折舊及營業租賃	**2,389**	2,115	**+13.0%**	**2,319**	2,041	**+13.6%**
其他折舊及營業租賃	**398**	405	**-1.7%**	**301**	299	**+0.7%**
佣金	**273**	272	**+0.4%**	**273**	272	**+0.4%**
其他	**647**	398	**+62.6%**	**586**	371	**+58.0%**
營業開支淨額	**19,152**	15,955	**+20.0%**	**18,287**	15,213	**+20.2%**
財務支出淨額	**210**	316	**-33.5%**	**171**	310	**-44.8%**
總營業開支淨額	**19,362**	16,271	**+19.0%**	**18,458**	15,523	**+18.9%**

附屬及聯屬公司回顧

香港華民航空有限公司(「華民航空」)

- 華民航空經營通宵貨運速遞服務，前往亞洲七個目的地，包括曼谷、大阪、檳城、首爾、新加坡、台北及東京。
- 華民航空於二月及三月接收了新的空中巴士300-600型貨機，使機隊規模增至六架飛機。
- 該公司專注開拓短途貨運速遞市場，由於網絡擴大，可運載量相應增加百分之七十一點五，運載率因而減少三點四個百分點，而收益率則增加百分之四點一。該公司於二零零五年上半年錄得滿意的溢利。

國泰航空飲食服務(香港)有限公司(「國泰航空飲食服務」)

- 由於機餐銷量增加，國泰航空飲食服務錄得理想的中期溢利。該飲食設施平均每天生產五萬二千六百份機餐，增幅達百分之十四。該公司於二零零五年四月二十九日生產六萬六千九百一十七份機餐，打破歷來的單日生產紀錄。由於航空公司客戶實施節流方案以抵銷油價高漲，導致邊際利潤下降。
- 海外的航空飲食設施整體溢利令人鼓舞，惟越南的業務卻因禽流感再度出現而遭受不利的影響。

香港機場地勤服務有限公司(「香港機場地勤服務」)

- 由於香港國際機場(「香港機場」)的航班升降數目增加，香港機場地勤服務在收益及中期溢利均錄得穩健的增長。
- 該公司不斷竭力減省成本及提高生產力，上半年因而錄得良好的業績。

香港飛機工程有限公司(「港機工程」)

- 港機工程錄得破紀錄的中期溢利港幣二億八千九百萬元，較二零零四年增加百分之二十五。
- 香港機場的航班升降數目持續上升，使外勤維修業務增加，而大型維修服務的需求亦繼續維持於高水平。
- 港機工程旗下的共同控制公司，包括廈門太古飛機工程有限公司(「廈門太古飛機工程」)及香港航空發動機維修服務有限公司，所帶來的貢獻亦有所增加。
- 於香港機場貨運停機坪新建的兩層高寫字樓及於香港機場興建的第二個機庫，將於二零零六年初及二零零七年先後啟用，而位於廈門的第四個機庫將於二零零五年十一月投入運作。廈門太古飛機工程亦與廈門市政府簽訂協議，興建該公司第五個機庫，新機庫預計於二零零七年落成。

港龍航空有限公司(「港龍航空」)

- 由於油價日益上漲，港龍航空錄得的中期溢利遠遜二零零四年的同期溢利。
- 該公司的載客人次達二百四十萬，較去年上升百分之十五點五，乘客收益因而增加。乘客運載率增加二點八個百分點，而乘客收益率則輕微下降。
- 由於貨運需求繼續暢旺，期內該公司運載貨物共十七萬九千九百三十一噸，較去年增加百分之二十一點八。貨物運載率下降二點五個百分點，而貨物收益率則維持穩定。
- 港龍航空於二零零五年四月開辦首條前往紐約的跨太平洋貨機航線。該公司亦擴大與中國國際航空股份有限公司的代號共享協議，使涵蓋範圍擴展至北京、杭州及武漢。連同成都、重慶、大連及天津，現時該代號共享協議涵蓋中國內地七個城市。
- 港龍航空機隊上半年增加兩架以營業租賃方式租用的空中巴士330型飛機及一架自購的空中巴士320型飛機，現時機隊共有飛機三十三架，並將於二零零五年十月接收一架以營業租賃方式租用的空中巴士330型飛機。
- 港龍航空於二零零五年五月慶祝成立二十周年紀念。

國泰航空有限公司

客運服務

按地區劃分的可用座位千米數(「可用座位千米」)、運載率及收益率：

	可用座位千米數(百萬)			運載率(%)			收益率
	二零零五年	二零零四年	變幅	二零零五年	二零零四年	變幅	變幅
北亞	**6,365**	6,015	**+5.8%**	**69.6**	61.5	**+8.1個百分點**	**+2.8%**
西南太平洋及南非	**7,310**	5,886	**+24.2%**	**72.6**	72.1	**+0.5個百分點**	**-2.9%**
歐洲	**7,593**	7,490	**+1.4%**	**87.3**	81.1	**+6.2個百分點**	**+1.6%**
東南亞及中東	**8,352**	7,619	**+9.6%**	**72.6**	72.3	**+0.3個百分點**	**-0.8%**
北美	**9,915**	8,240	**+20.3%**	**85.2**	88.7	**-3.5個百分點**	**+13.2%**
整體	**39,535**	35,250	**+12.2%**	**78.1**	76.1	**+2.0個百分點**	**+3.3%**

- 乘客收益較去年同期增加百分之十八點八，而可運載量則增加百分之十二點二。
- 二零零五年首六個月的載客人次從去年同期的六百四十萬增至七百三十萬。
- 乘客收益率為港幣四十七點二仙，而去年則為港幣四十五點七仙。整體運載率為百分之七十八點一，而去年則為百分之七十六點一。
- 商務旅客需求依然殷切，尤以前往歐洲及北美洲的長途航線為甚。
- 由於在印度洋海嘯中嚴重受災的渡假區並非我們的直接服務的航點，因此海嘯對公司業務造成的實際影響僅屬輕微。區內消閒旅遊客量已轉移至北亞城市。
- 現時公司每日共有三班直航機前往洛杉磯，並已加開前往阿姆斯特丹、峇里、法蘭克福、胡志明市、約翰尼斯堡、名古屋及珀斯的航班。
- 往來香港至悉尼的每日第三班服務頗受歡迎，但可運載量的增加卻把收益率攤薄。
- 北京航線的商務旅客需求繼續增加。
- 於二月開辦的廈門航線反應不俗。
- 東南亞地區競爭依然激烈，受區內廉價航空公司影響最大的是往來區內各地的航線，如往來曼谷至新加坡及往來新加坡至耶加達的航線。

貨運服務

	可用噸千米數(百萬)			運載率(%)			收益率
	二零零五年	二零零四年	變幅	二零零五年	二零零四年	變幅	變幅
國泰航空	**4,685**	4,140	**+13.2%**	**65.9**	68.7	**-2.8個百分點**	**+1.7%**

- 本年首六個月共載貨物五十一萬七千九百二十噸，較去年同期增加百分之十點二。
- 貨物可用噸千米數上升百分之十三點二，而平均運載率則減至百分之六十五點九，貨物收益率增至港幣一點七五元。
- 由於前往歐洲及美國等主要航線的出口增長強勁，因此收益增加百分之十點三。
- 鑒於華南地區貨物轉口持續增長，因此離港貨運需求維持強勁。
- 澳洲及歐洲出口疲弱，使向來回程航班需求較差的情況加劇，導致載運量減少及收益率攤薄。
- 推出每日一班往來香港至上海的波音747-200型貨機服務，該航線現再租用附屬公司華民航空一架空中巴士300-600型飛機營運，使班次增至每週十二班。
- 為DHL營運的通宵貨運速遞服務分別於三月及四月開辦北京及名古屋航線，另外將於十一月開辦往亞特蘭大及達拉斯的貨機服務。
- 一架新波音747-400型貨機於二月加入機隊，而首架經改裝的波音747-400型特別貨機將於十二月投入服務。
- 華民航空現時營運的機隊共有六架空中巴士300-600型貨機，並已落實訂購另外兩架同型號貨機，分別於二零零六年六月及七月交付。

科技著著領先

- 提升為顧客及銷售代理而設的網站，增設新功能及改善回應時間。
- 現時公司已完成與所有「寰宇一家」夥伴的電子票務互通安排，「寰宇一家」因而成為首個提供這項機票互通服務的航空聯盟。國際航空運輸協會訂下目標，務求在二零零七年時所有機票均以電子機票形式發出。我們實在早著先鞭，領先同儕。
- 網上自助辦理登機手續日漸普及，現已在大多數國家提供這項服務。
- 我們亦著手發展員工自助服務設施，為員工提供更多方便及提高生產力。
- 由於無線及流動通訊逐漸普遍，公司將推出更多採用這種科技的服務。
- 繼續投資進行基建項目及系統建設，以配合公司與日俱增的業務需求。

員工盡忠職守

- 國泰航空目前在三十個國家及地區僱用一萬五千四百名員工，當中包括一萬一千一百名駐港員工。連同附屬及聯屬公司，我們在香港合共僱用超過二萬二千名員工。
- 計劃於二零零五年增聘一千五百五十名駐港員工，包括一千二百名機艙服務員、二百名地勤人員及一百五十名飛機師。迄今已聘用五百名機艙服務員、八十名地勤人員及四十名飛機師。
- 國泰參照營運地區的法例、行業慣例、市場環境和員工個人及公司表現，定期檢討人力資源及薪酬政策。

回饋香港社會

- 第二屆「飛躍理想計劃」於五月展開，共有一千名香港年輕人參加，這項為期十五個月的航空及社會服務計劃，鼓勵青少年奔向夢想，展翅高飛。
- 連續第七年擔任「國泰航空新春國際匯演之夜」的冠名贊助商。
- 另外擔任多個體育活動的冠名贊助商，包括「二零零五年七人欖球世界盃」及賽馬活動「國泰航空香港國際賽事」。
- 貫徹推動香港舞台文化的精神，贊助《周末狂熱》來港表演，並舉辦《周末狂熱》大師班，讓有志於表演藝術的本地青少年透視專業舞台演員的生活。
- 公司及員工透過「國泰航空東南亞及南亞賑災基金」，為紅十字會籌得港幣七百多萬元，協助賑濟受印度洋海嘯影響的災民。公司首先捐出港幣一百萬元，然後按員工所捐善款數目，額外捐出等額善款。
- 第十一屆「國泰航空非洲野外體驗計劃」帶領五十一名來自香港和區內各地的年青人到南非參加一個教育性質的考察團，認識更多生態及環保知識。
- 繼續擔任「生活教育活動計劃」的主要贊助機構，這計劃教育香港學生有關毒品和濫用藥物的禍害。國泰航空自一九九四年以來，一直支持「生活教育活動計劃」。

環保事宜

- 公司的「二零零四年環境報告書」中英文版本現已可於國泰航空網頁瀏覽。
- 這份報告書記錄了為落實「二零零三年環境報告書」所述的承諾而進行的工作進度，並概述未來各項目標和行動，包括在燃油消耗、氣候轉變、本地空氣質素、飛機噪音和廢物管理方面所作的承諾。
- 「二零零三年環境報告書」獲特許公認會計師公會頒發「環保報告優異獎」。

國泰航空的收益雖然上升，但由於油價繼續上漲，以致成本亦告增加。然而，我們仍不斷擴充機隊和網絡及維持盈利增長。

網絡不斷擴展、機隊日益壯大

- 接收一架新的波音747-400型貨機、一架波音777-300型及兩架空中巴士330-300型短途客機。
- 截至年中，公司營運的機隊共有九十一架廣體飛機，包括十三架貨機。我們亦已訂購四架新的空中巴士330-300型和一架波音777-300型飛機。
- 八架二手波音747-400型飛機分別改裝為貨機或客機，將於二零零七年底前加入機隊。
- 公司正考慮購入空中巴士340-600型或波音777-300ER型飛機，以配合二零零七年後對長途客機的需求。
- 現時每周共有十四班客機前往北京、三班客機前往廈門及十二班貨機前往上海。
- 與中國國際航空股份有限公司簽訂協議，於第三季開始在往返香港至北京的客運航班實施代號共享。
- 現時營運每日三班前往洛杉磯的直航服務。
- 將於十二月一日推出每日第四班前往倫敦的直航服務。
- 加開每周第四班往返珀斯的航班，阿姆斯特丹及約翰尼斯堡航線的班次增至每日一班，胡志明市航線現時提供每日兩班航班。
- 名古屋航線在原有每日兩班機以外，額外每周增加七班航班。法蘭克福航線的班次每周加開三班，而杳里則再每周加開四班航班。
- 於十一月開辦前往亞特蘭大及達拉斯的貨機服務。
- 香港華民航空有限公司(「華民航空」)已落實訂購兩架空中巴士300-600型貨機，分別於二零零六年六月及七月交付。

產品及服務屢獲殊榮

- 在調查機構Skytrax一項經全球一千二百萬名乘客投票的調查中，獲選為「二零零五年全球最佳航空公司」。
- 在同一項調查中，獲選為「亞洲最佳航空公司」及「最佳頭等客艙」。國泰在香港的候機貴賓室「寰宇堂」和「玉衡堂」，亦分別獲選為二零零五年「全球最佳頭等貴賓室」及「全球最佳商務貴賓室」。
- 在Raven Fox亞太區旅遊零售卓越獎選舉中，榮獲「最佳機艙零售商」獎。
- 獲亞洲區《讀者文摘》選為「白金超級品牌」，以表揚我們超卓的質素和顧客服務。
- 獲《亞洲華爾街日報》選為「香港最佳公司」。
- 獲香港優質顧客服務協會頒發三項金獎及一項銅獎。

機隊規模

	截至二零零五年六月三十日止各機隊的數目				已確實訂購架數				營業租賃期滿架數					
		租賃												
飛機類型	擁有	融資	營業	總數	'05	'06	'07	總數	'06	'07	'08	'11	'12	有選擇權架數
由國泰航空營運的飛機：														
B747-400	17	2	3	**22**[a]	1	4		**5**		1	1		1	
B747-200貨機	4	3		**7**										
B747-400貨機	2	4		**6**										
B777-200	1	4		**5**										
B777-300	1	10		**11**		1		**1**						3[b]
A330-300		23	2	**25**	1[c]	1	2	**4**				2		
A340-300		11	4	**15**					3	1				
A340-600			3	**3**						2	1			
總數	25	57	12	**94**	2	6	2	**10**	3	4	2	2	1	3
由華民航空營運的飛機：														
A300-600貨機	2	4		**6**		2		**2**						

[a] *包括三架正進行改裝暫未投入運作的飛機。*
[b] *此等營業租賃選擇權適用於所有波音777型飛機，並須於二零零七年前行使。*
[c] *以營業租賃方式租用的飛機。*

主席致函

集團在本年度首六個月錄得股東應佔溢利港幣十六億七千萬元，而去年同期的溢利則為港幣十七億七千一百萬元。今年情況與去年有別，去年同期的飛機燃油價格平均每桶為四十六美元，現已增至每桶六十五美元，燃料成本佔公司總營業開支淨額的比例由去年百分之二十一點八上升至百分之二十七點九。營業總額為港幣二百三十八億八千四百萬元，較去年增加港幣四十二億二千五百萬元，而乘客數目則增加近一百萬人次，達七百三十萬人次，運載貨物量亦增加了四萬八千零十一噸，達五十一萬七千九百二十噸。

油價高企的問題現時仍未有改善的跡象，而公司亦已減少進行燃油對沖，若這趨勢持續下去，成本將會繼續增加。整個集團的燃料成本淨額合共港幣五十二億五千七百萬元，較去年同期增加港幣十八億二千二百萬元，而客運及貨運燃料附加費只能抵銷部分燃料成本增幅。然而值得鼓舞的是，在公司持續實施各種減低間接成本和提高生產力的措施下，除燃料外的單位成本已下降百分之二點五。

客運需求增幅較可載客量增幅百分之十二點二高出二點九個百分點。乘客收益率為港幣四十七點二仙，而去年則為港幣四十五點七仙。頭等及商務客艙需求殷切，情況尤以長途航線為甚。香港出口貨運需求仍然殷切，貨物收益率由去年港幣一點七二元上升至港幣一點七五元。

我們繼續擴充機隊，上半年已接收一架波音747-400型貨機、一架波音777-300型客機及兩架空中巴士330-300型客機，七月並再接收一架空中巴士330-300型客機。公司已於四月展開改裝工作，首次將一架波音747-400型客機改裝為貨機。經改裝的貨機將於十二月投入服務。由現時至二零零七年間，我們將會改裝另外六架波音747-400型客機成為特別貨機，並有權選擇再改裝六架飛機。另有三架波音747-400型二手客機將於年底前完成翻新工程及投入服務。

公司計劃擴充於二零零七年後的長途機隊，並已邀請空中巴士公司、波音公司、發動機製造商及租賃公司就訂購空中巴士340-600型或波音777-300ER型飛機遞交建議書。

今年，我們推出往返上海的貨機服務，目前每周共提供十二班航班，另外每周亦提供三班航班往返廈門。北京航線亦再增加七班客機，目前每周合共十四班，而且在夏季每日加開第三班直航機往返洛杉磯。此外，更加開航班前往阿姆斯特丹、峇里、法蘭克福、胡志明市、約翰尼斯堡、名古屋及珀斯。本年稍後時間，我們將開辦前往亞特蘭大和達拉斯的貨機服務，並推出每日第四班往返倫敦的客運服務。

我們與中國國際航空股份有限公司簽署協定，在往返北京的航班實施代號共享，並參與我們的飛行常客計劃，進一步鞏固雙方的策略性夥伴關係。

雖然航班預訂情況樂觀，但油價高企可能拖累全球經濟增長，我們可能因而難以在下半年獲得相似的業績。今年我們贏取了多項主要國際服務大獎，包括「二零零五年全球最佳航空公司」。我們將繼續擴大航空網絡，加強香港作為全球航空樞紐的地位，同時致力為顧客提供卓越和超值的服務。

主席
唐寶麟
香港，二零零五年八月十日

集團財務統計數字

		截至六月三十日止六個月		
		二零零五年	二零零四年	變幅
業績				
營業總額	*港幣百萬元*	**23,884**	19,659	**+21.5%**
國泰航空股東應佔溢利	*港幣百萬元*	**1,670**	1,771	**-5.7%**
每股盈利	*港仙*	**49.5**	52.8	**-6.3%**
每股股息	*港仙*	**20.0**	20.0	–
邊際利潤	%	**7.8**	9.7	**-1.9個百分點**

		二零零五年 六月三十日	二零零四年 十二月三十一日	
資產負債表				
國泰航空股東應佔資金	*港幣百萬元*	**33,827**	32,855	**+3.0%**
借款淨額	*港幣百萬元*	**11,288**	11,187	**+0.9%**
每股股東資金	*港元*	**10.0**	9.8	**+2.0%**
債務淨額股份比例	*倍數*	**0.33**	0.34	**-0.01倍**

營業統計數字 — 國泰航空

		截至六月三十日止六個月		
		二零零五年	二零零四年	變幅
可用噸千米數(「可用噸千米」)	*百萬*	**8,446**	7,493	**+12.7%**
運載乘客人次	*千位*	**7,333**	6,404	**+14.5%**
乘客運載率	%	**78.1**	76.1	**+2.0個百分點**
乘客收益率	*港仙*	**47.2**	45.7	**+3.3%**
運載貨物量	*千噸*	**518**	470	**+10.2%**
貨物及郵件運載率	%	**65.9**	68.7	**-2.8個百分點**
貨物及郵件收益率	*港元*	**1.75**	1.72	**+1.7%**
每可用噸千米成本	*港元*	**2.19**	2.07	**+5.8%**
除燃料外每可用噸千米成本	*港元*	**1.58**	1.62	**-2.5%**
飛機使用量	*每日時數*	**12.6**	11.7	**+7.7%**
航班準時表現	%	**86.9**	91.2	**-4.3個百分點**

國泰航空公司是一家在香港註冊及以香港為基地的國際航空公司，提供定期貨運及客運服務往來全球九十二個城市。

國泰航空於一九四六年在香港成立，致力服務香港。公司不斷進行龐大投資，以發展香港的航空業及提升香港作為環球航空樞紐的地位。除廣體機隊外，公司的投資範圍還包括航空飲食、飛機維修和地勤服務公司，和位於香港國際機場的企業總部。國泰航空和其附屬及聯屬公司在香港僱用超過二萬二千名員工。公司及其兩個主要股東均為香港聯合交易所的上市公司。

國泰航空是香港華民航空有限公司的主要股東。華民航空是一家全貨運航空公司，在亞洲區提供定期貨運服務。國泰航空亦是港龍航空有限公司和中國國際航空股份有限公司的股東。

公司是航空聯盟「寰宇一家」的創辦成員，該聯盟的網絡為全球六百多個目的地提供服務。



國泰航空
港龍航空
香港華民航空

目錄

公司資料

國泰航空有限公司是於香港註冊成立的有限公司。

投資者關係

查詢有關國泰航空公司的詳情，請聯絡：

國泰航空有限公司
企業傳訊部
香港國際機場
國泰城北座七樓
電話：2747 5210　　傳真：2810 6563

國泰航空的主要國際互聯網絡網址為http://www.cathaypacific.com

本中期報告採用再造紙印刷　設計：Sedgwick Richardson

國泰航空公司

國泰航空有限公司


二零零五年中期報告

太古